UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Commission File Number: 001-35147

Renren Inc.

5/F, North Wing

18 Jiuxianqiao Middle Road

Chaoyang District, Beijing 100016

People’s Republic of China

+86 (10) 8448-1818

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Filings by Material Subsidiary

Kaixin Auto Holdings, which is a material subsidiary of Renren Inc., has filed an amendment on May 14, 2019, to its current report on Form 8-K with the U.S. Securities and Exchange Commission on May 6, 2019, which contains information which may be material to Renren Inc. You may access this filing through the following link:

https://www.sec.gov/Archives/edgar/data/1713539/000161577419007823/0001615774-19-007823-index.htm

On May 14, 2019, Kaixin Auto Holdings also filed its quarterly report on Form 10-Q for the first quarter of 2019, which contains information which may be material to Renren Inc. You may access this filing through the following link:

https://www.sec.gov/Archives/edgar/data/1713539/000161577419007825/0001615774-19-007825-index.htm

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Renren Inc.

/s/ Thomas Jintao Ren
Name:	Thomas Jintao Ren
Title:	Chief Financial Officer

Date: May 15, 2019

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